Exhibit H-1

                             Proposed Form Of Notice



SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")



__, 2001



          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.



                                      * * *

New RC (70-_____)



          New RC, Inc ("New RC"), a Delaware corporation, located at 1900 Pennsylvania Avenue NW, Washington, DC 20068, and Conectiv, a Delaware corporation and a registered public utility holding company, located at 800 King Street, Wilmington, Delaware 19801, have filed a joint application-declaration under sections 5, 6(a), 7, 9(a), 10 and 13 and rules 42, 43, and 80-88 under the Act. Applicants state that New RC will register as a public utility holding company under section 5 of the Act.

The Proposed Transaction

          Applicants seek approvals relating to the proposed acquisition by New RC of Potomac Electric Power Company ("Pepco"), a public utility company, and Conectiv. Applicants propose that upon the satisfaction of certain conditions, including receipt of all necessary regulatory approvals, Pepco and Conectiv will become subsidiaries of New RC, headquartered in Washington, DC (the "Transaction"). In addition, the following authorizations with respect to the New RC system are requested in the application: (a) to retain the nonutility businesses and subsidiaries of Pepco and Conectiv; (b) to retain Conectiv's gas operations; (c) to either extend the role of Conectiv Resource Partners, Inc. ("CRP") as a system service company to provide services to all associate companies in the New RC system or to create a new system service company as a first tier subsidiary of New RC to provide such services, in each case following a transition period; (d) to reorganize New RC's direct and indirect nonutility subsidiaries without the need to seek further Commission authorization; (e) to engage in energy-related activities outside of the United States; and (f) to allocate consolidated tax among the companies within the New RC system pursuant to a Tax Allocation Agreement.

          Pursuant to the Merger Agreement, New RC will form two wholly owned subsidiaries ("Merger Sub A" and "Merger Sub B," collectively, the "Merger Subs"). Merger Sub A will be a corporation organized under the laws of the District of Columbia and Virginia. Merger Sub B will be a corporation organized under the laws of Delaware. New RC will designate the officers of Merger Sub A and Merger Sub B. Subsequent to formation, the Merger Subs will become parties to the Merger Agreement.

          Merger Sub A will merge with and into Pepco, in accordance with the applicable provisions of the laws of Virginia and the District of Columbia ("Pepco Merger"). Pepco will be the surviving corporation and will continue its existence under the laws of the District of Columbia and Virginia. As a result of the Pepco Merger, Pepco will become a subsidiary of New RC. It is expected that shortly after consummation of the Transaction, Pepco Holdings, Inc. ("PHI"), the intermediate holding company for the majority of Pepco's nonutility subsidiaries, will be transferred to and become a direct subsidiary of New RC.

          Merger Sub B will merge with and into Conectiv, in accordance with the laws of Delaware ("Conectiv Merger"). Conectiv will be the surviving corporation in the Conectiv Merger and will continue its existence under the laws of Delaware. As a result of the Conectiv Merger, Conectiv will become a subsidiary of New RC.

          As a consequence of the Mergers, all property, rights, privileges, powers and franchises of Pepco and Merger Sub A will be vested in Pepco as the surviving corporation. All the debts, liabilities and duties of Pepco and Merger Sub A will also become debts, liabilities and duties of Pepco as the surviving corporation. Similarly, all property, rights, privileges, powers and franchises of Conectiv and Merger Sub B will be vested in Conectiv, as the surviving corporation. All the debts, liabilities and duties of Conectiv and Merger Sub B will also become debts, liabilities and duties of Conectiv as the surviving corporation. The officers of Merger Sub A and Merger Sub B will become, respectively, the officers of Pepco and Conectiv.

          By virtue of the Mergers, each share of common stock, par value $1.00 per share of Pepco ("Pepco Common Stock"), each share of common stock, par value $.01 per share, of Conectiv ("Conectiv Common Stock"), and each share of Class A common stock, par value $.01 per share of Conectiv ("Conectiv Class A Stock" and together with the Conectiv Common Stock, "Conectiv Stock") that are owned by Pepco, Conectiv or any of their subsidiaries, will be cancelled and no consideration will be delivered in exchange therefor ("Cancelled Stock").

          Shares of Pepco Common Stock (other than the Cancelled Stock and shares with respect to which the owner duly exercises the right to dissent under applicable law) will be converted into the right to receive one share of common stock, par value $.01 per share, of New RC ("New RC Common Stock") (the "Pepco Merger Consideration").

          Shares of Conectiv Common Stock (other than the Cancelled Stock and shares with respect to which the owner duly exercises the right to dissent under applicable law) will be converted into the right to receive: (a) $25.00 in cash (the "Conectiv Common Stock Cash Consideration") or (b) the number of validly issued, fully paid and nonassessable shares of New RC Common Stock (the "Conectiv Common Stock Share Consideration") determined by dividing $25.00 by the Average Final Price/1 (the "Conectiv Common Stock Exchange Ratio"). The Conectiv Common Stock Exchange Ratio may vary in accordance with the Average Final Price within minimum and maximum exchange ratios established in Section
1.8 of the Merger Agreement.

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1 The calculation of the Average Final Price is more fully described in the
Merger Agreement and consists of a volume-weighted average of the closing trading prices of Pepco common stock during a certain period of time prior to the closing of the Transaction.
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          Shares of Conectiv Class A Stock other than Cancelled Stock and shares with respect to which the owner duly exercises the right to dissent under applicable law will be converted into the right to receive (a) $21.69 in cash (the "Class A Cash Consideration" and together with the Conectiv Common Stock Cash Consideration, the "Conectiv Cash Consideration") or (b) the number of validly issued, fully paid and nonassessable shares of New RC Common Stock (the "Class A Share Consideration" and together with the Conectiv Common Stock Share Consideration, the "Conectiv Share Consideration") determined by dividing $21.69 by the Average Final Price (the "Class A Stock Exchange Ratio"). The Class A Stock Exchange Ratio may vary in accordance with the Average Final Price within minimum and maximum exchange ratios established in Section 1.8 of the Merger Agreement.

          Each record holder of Conectiv Stock immediately prior to the consummation of the Transaction will be entitled to elect to receive shares of New RC Common Stock or cash for all or any part of such holder's shares of Conectiv Stock. As described in Section 1.8 of the Merger Agreement, such election is subject to the requirement that, in the aggregate, 50% of the consideration to be paid to Conectiv stockholders consists of cash and 50% consists of New RC common stock.

          Each share of common stock, without par value, of Merger Sub A that is issued and outstanding immediately prior to the consummation of the Transaction will be converted into one share of common stock, without par value, of Pepco. Each share of common stock, par value $.01 per share, of Merger Sub B that is issued and outstanding immediately prior to the consummation of the Transaction will be converted into one share of common stock, par value $.01 per share, of Conectiv.

          The Transaction will be accounted for by New RC as an acquisition of Conectiv by Pepco using the purchase method of accounting for a business combination in accordance with generally accepted accounting principles. Under this method of accounting, the assets and liabilities of Conectiv will be recorded at their fair values and, if necessary, any excess of the merger consideration over those amounts will be recorded as goodwill. The results of operations and cash flows of Conectiv will be included in New RC's financial statements prospectively as of the effective time of the transaction.

          The Transaction will not be completed unless customary conditions, fully described in the Merger Agreement, are satisfied or waived by Pepco and Conectiv. The required conditions include stockholder approval, receipt of the regulatory approvals described in Item 4 herein, and the absence of governmental action to block the transaction. In addition, the following conditions must be satisfied or waived: the regulatory approvals do not contain materially adverse terms, the New RC shares to be issued in the Transaction must be listed on the New York Stock Exchange, the representations and warranties contained in the Merger Agreement must be accurate, the material agreements in the Merger Agreement must be performed, the applicable tax opinions must be received, and a material adverse effect on either company must not have occurred.

          Pepco and Conectiv have the right to terminate the Merger Agreement by mutual written consent in the event that the Transaction has not been completed by August 9, 2002, or, if the only remaining condition at August 9, 2002 is the receipt of required regulatory approvals, by February 9, 2003. The companies also have the right to terminate the Merger Agreement if the Transaction is prohibited by a governmental entity, if the stockholders of Pepco or Conectiv do not adopt or approve the Merger Agreement, or if any of the companies materially violates, and does not cure, any of its representations, warranties or covenants.

          In addition, Pepco has the right to terminate the Merger Agreement if the Conectiv Board withdraws or adversely modifies its approval of the Merger Agreement, approves or recommends another acquisition proposal or resolves to take any of those actions. Conectiv also has the right to terminate the Merger Agreement if (i) the Conectiv Board approves a superior acquisition proposal, as long as Pepco has had an opportunity to propose revised transaction terms, (ii) the Pepco Board withdraws or adversely modifies its approval of the Merger Agreement or resolves to take any of those actions, or (iii) the Average Final Price is less than $16.50, subject to Pepco's right to supplement the value of the Conectiv Share Consideration to a value of $21.15 per share of Conectiv Common Stock (and $18.35 per share of Conectiv Class A Common Stock).

          Under the Merger Agreement, termination fees of $60 million are payable under the following circumstances:

          By Conectiv to Pepco, in the event (a) Conectiv terminates the Merger Agreement due to the Conectiv Board's approval of a superior combination proposal, (b) Conectiv or Pepco terminates the Merger Agreement due to the failure of Conectiv's stockholders to adopt the Merger Agreement, at any time after February 9, 2001 and at or before the time of the Conectiv's stockholders' meeting, a bona fide acquisition proposal has been made public and has not been withdrawn and, within 12 months of the termination of the Merger Agreement, Conectiv enters into a definitive agreement with a third party with respect to an acquisition proposal (which is subsequently consummated), or (c) Pepco terminates the Merger Agreement as a result of the Conectiv Board withdrawing or modifying its approval of the Merger Agreement and the Transaction, approving or recommending another acquisition proposal, or resolving to do any of those things, so long as this action by the Conectiv Board giving rise to Pepco's termination right was not caused by Pepco entering into a definitive agreement with respect to a business combination involving Pepco that could reasonably be expected to materially delay or impede the consummation of the Transaction.

          By Pepco to Conectiv, in the event (a) Conectiv or Pepco terminates the Merger Agreement due to the failure of Pepco's stockholders to adopt the Merger Agreement, at any time after February 9, 2001 and at or before the time of the Pepco stockholders' meeting, a bona fide proposal with respect to a business combination involving Pepco has been made public and not withdrawn and, within 12 months of the termination of the Merger Agreement, Pepco enters into a definitive agreement with a third party with respect to a business combination (which is subsequently consummated), or (b) Conectiv terminates the Merger Agreement as a result of the Pepco Board's withdrawing or modifying its approval of the Merger Agreement and the Transaction, or resolving to do any of those things.

Parties to the Transaction

          Pepco is a public utility company within the meaning of the Act. Pepco is engaged in the transmission and distribution of electric energy in the Washington, D.C. metropolitan area. Pepco delivers electricity at regulated rates to 1.9 million people in the District of Columbia ("D.C."), and major portions of Prince George's and Montgomery counties in suburban Maryland. During the transition to customer choice, the utility also is selling electricity at regulated rates within its service area.

          Pepco is regulated as a public utility in D.C., the State of Maryland, and, to a limited extent, in the Commonwealths of Pennsylvania and Virginia where it owns transmission lines and other jurisdictional assets.

          In 2000, the generating segment of the electric utility industry continued to transition from a regulatory to a competitive environment, and in response to this transition, Pepco executed its business plan to exit the electricity generating business by completing the divestiture of substantially all of its generation assets in December 2000./2 Additionally, Pepco's comprehensive plans to implement customer choice were completed as Maryland and D.C. customers began to have their choice of electricity suppliers on July 1, 2000, and January 1, 2001, respectively.

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2 The generation assets retained are all Exempt Wholesale Generators ("EWGs").
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          Pepco's transmission facilities are interconnected with those of other transmission owners that are members of the PJM Interconnection, L.L.C. ("PJM"), an Independent System Operator ("ISO") approved by the Federal Energy Regulatory Commission ("FERC"). The interconnected facilities provide economic energy and reliability benefits by facilitating Pepco's participation in the federally regulated wholesale energy and capacity market. The PJM ISO administers all transmission service within the PJM region. PJM is the largest centrally dispatched electric control area in North America, with generating capacity resources of over 58,000 megawatts. The PJM staff centrally forecasts, schedules, and coordinates the operation of generating units, bilateral transactions, and the spot energy market to meet load requirements and administers a capacity market. PJM also monitors, evaluates and directs the operation of its members' transmission lines. The PJM Open Access Same Time Information System ("OASIS") is used to reserve transmission service. In addition, the PJM staff, working with transmission owners, coordinates the planning of new generator interconnections in the control area as well as the planning of the interconnected bulk power transmission system to deliver energy reliably and economically to customers.

          Pepco is also engaged in the sale of electricity, natural gas, and telecommunications in markets throughout the mid-Atlantic region through its wholly owned non-regulated subsidiary, PHI. In May 1999, Pepco reorganized its non-regulated subsidiaries into two major operating groups to compete for market share in deregulated markets. As part of the reorganization, PHI was created as the parent company of its two wholly owned subsidiaries, Potomac Capital Investment Corporation ("PCI") and Pepco Energy Services, Inc. ("Energy Services").

          Potomac Electric Power Company Trust I (the "Trust"), a Delaware statutory business trust, and Edison Capital Reserves Corporation ("Edison"), a Delaware Investment Holding Company, are also wholly owned subsidiaries of Pepco. The Trust was established in April 1998 and exists for the exclusive purposes of (i) issuing Trust securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds from the sale of Trust Securities in Junior Subordinated Deferrable Interest Debentures issued by Pepco, and (iii) engaging only in other activities as necessary or incidental to the foregoing. Edison was established in 2000 and exists for the purposes of managing and investing a significant portion of the proceeds received from the divestiture of certain Pepco's generation assets.

          As of December 31, 2000, Pepco reported $2,237.5 million, $149.9 million, and $236.4 million in revenues in connection with utility operations, PCI and Energy Services operations, respectively. During the same period the net income/loss was: $348.9 million (utility operations), $13.3 (PCI) and $(8.8) million (Energy Services).

          Conectiv was formed on March 1, 1998, through a series of merger transactions and an exchange of common stock with Delmarva Power & Light Company ("Delmarva") and Atlantic Energy, Inc./3 Conectiv is a registered holding company under the Act and a Delaware corporation. Conectiv owns all of the outstanding common stock of Delmarva, a Delaware and Virginia corporation, and of Atlantic City Electric Company ("ACE"), a New Jersey corporation and formerly the wholly owned subsidiary of Atlantic Energy, Inc., which was merged into Conectiv upon the consummation of the merger transactions that resulted in Conectiv becoming a registered holding company. Conectiv also owns a number of other subsidiaries discussed below.

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3 See Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998) (the
"Conectiv Merger Order").
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          Delmarva and ACE are Conectiv's largest subsidiaries. Delmarva and ACE are public utilities that supply and deliver electricity to their customers under the trade name Conectiv Power Delivery. Delmarva provides electric service in Delaware, Maryland and Virginia and natural gas service in northern Delaware. ACE provides electric service in New Jersey./4 Delmarva and ACE deliver electricity within their service areas to approximately 973,600 customers through their respective transmission and distribution systems and also supply electricity to most of their electricity delivery customers. Delmarva has about 472,600 customers in its service area and ACE has about 501,000 customers in its service area. Delmarva's regulated electric service area has a population of approximately 1.2 million and covers an area of about 6,000 square miles on the Delmarva Peninsula (Delaware and portions of Maryland and Virginia). ACE's regulated service area is located in the southern one-third of New Jersey, covers an area of about 2,700 square miles, and has a population of approximately 900,000. Delmarva delivers natural gas through its gas transmission and distribution systems to approximately 110,800 customers in a service territory that covers about 275 square miles in northern Delaware and has a population of approximately 500,000.

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4 The electricity delivered by Delmarva and ACE may be supplied to customers by alternative suppliers, Delmarva or ACE. Gas delivered may be supplied to customers by alternative suppliers or DPL.
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          ACE is subject to regulation as a public utility in the State of New
Jersey and Delmarva is subject to regulation as a public utility in the States of Delaware, and Maryland, and the Commonwealth of Virginia.

          A transition to market pricing and terms of service for supplying electricity to customers in the regulated service areas of Delmarva and ACE began in 1999. Substantially all of the customers of Delmarva and ACE can now elect to choose an alternative electricity supplier. In response to these changes, Conectiv formed Conectiv Energy Holding Company ("CEH") in 2000. CEH and its subsidiaries are engaged in electricity production and sales, energy trading and marketing.

          In addition to the power delivery conducted by Delmarva and ACE, Conectiv, through its subsidiaries, is engaged in the generation, purchase, trading, and sale of electricity, including the obligations of Delmarva and ACE as default suppliers, gas and other energy supply trading activities./5

          CEH owns 100% of the stock of ACE REIT, Inc. ("ACE REIT"), CESI./6, and Conectiv Delmarva Generation, Inc. ("CDG"). ACE REIT owns 100% of the interests in Conectiv Atlantic Generation, LLC ("CAG"), a merchant generation company, and CESI owns 100% of the stock of Conectiv Operating Services Company, a company that operates and maintains power plants. CDG and CAG are utilities within the meaning of the Act.

--------
5 See order authorizing the restructuring of the Conectiv nonutility operations and the merger into Conectiv Energy Supply, Inc. ("CESI") of Petron Oil Corporation and the acquisition of stock of Delmarva Operating Services Company (now Conectiv Operating Services Company) during phase 1 of the restructuring and of Atlantic Generation, Inc. during phase 2 of the restructuring (Conectiv. Holding Co. Act Release No. 26953 (Dec. 16, 1998). Also within the Conectiv system is Conectiv Energy, Inc. ("CEI"), currently an inactive company that is expected to be acquired by CDG pursuant to authority previously granted by the Commission in Conectiv et al., Holding Co. Act Release No. 27192 (Jun. 29,
2000).

6 Named Delmarva Energy Company at the time of the Conectiv Merger Order and later renamed.
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          In addition, Conectiv is changing the types of electric generation plants its owns by selling the majority of its baseload plants and increasing its mid-merit generation portfolio and building new mid-merit electric generating plants, which Conectiv's management expects will provide a better strategic fit with Conectiv's energy trading activities and have more profitable operating characteristics than the plants to be sold.

          As a member of PJM, the generation and transmission facilities of Conectiv are operated on an integrated basis with other electricity suppliers and transmission owners in Pennsylvania, New Jersey, Maryland and the District of Columbia, and are interconnected with other major utilities in the eastern half of the United States. Pepco and Conectiv each have investment in and are interconnected with the Keystone-Conemaugh 500kV system ("EHV") that traverses most of Pennsylvania./7

          Conectiv also holds direct and indirect interests in various nonutility businesses. Conectiv engages in power plant operation services, and district heating and cooling systems operation and construction services, through Conectiv Thermal Systems, Inc. ("CTS"), and in telecommunications services, including local and long distance telephone service and Internet services, through Conectiv Communications, Inc. ("CCI")./8

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7 Pepco connects to the EHV directly at its Brighton substation, and Conectiv connects to EHV by a 500kV line from its Keeney substation.

8 In 2000, Conectiv sold its heating, ventilation and air conditioning ("HVAC") business and portions of CTS, which constructs and operates district heating and cooling systems. Conectiv also began exiting from the competitive retail energy business. In addition, on June 4, 2001, Conectiv reached agreement to sell substantially all the telecommunications assets of CCI to Cavalier Telephone, L.L.C.
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          In addition, Conectiv formed a subsidiary service company, Conectiv
Resource Partners, Inc., to provide a variety of support services to Conectiv subsidiaries. The costs of Conectiv Resource Partners, Inc. are directly assigned and allocated to the Conectiv subsidiaries.

          New RC was incorporated under the laws of Delaware on February 9, 2001, as a direct wholly owned subsidiary of Pepco. New RC has issued 100 shares of common stock (with a par value of $.01 per share), all of which is owned by Pepco. New RC was created to become the parent company of Pepco and Conectiv after the consummation of the Transaction. After consummation of the Transaction, New RC will register as a public utility holding company under the Act.

The Combined Operations

          The Transaction will create a stronger combined company, yielding significant benefits for customers, communities, shareholders, employees and the region. The combined company will become the largest electricity delivery company in the mid-Atlantic region in terms of both MW load and kWh sales. It will also be the largest owner of transmission facilities within the Pennsylvania-New Jersey-Maryland Interconnection ("PJM"). The combined company will serve 1.8 million customers in New Jersey, Delaware, Maryland, Virginia, and the District of Columbia. The combined company will have the size and scope needed to compete more effectively in the energy delivery and related retail markets.

          Each of Pepco and Conectiv will continue to operate under their existing names and each is committed to maintaining management teams in their current headquarters. Applicants do not expect significant workforce reductions other than limited common corporate level functions, and any workforce reductions will not affect reliability or the quality of customer service.

          In addition, the Applicants assert that the primary electric operations of Conectiv and Pepco will result in a single integrated electric utility system. Integration will result primarily from the companies' membership in PJM, which is highly interconnected and coordinated, and will be accomplished by the functioning of the open, competitive markets administered by the PJM ISO. Sellers and purchasers within the ISO's control area may engage in transactions among themselves through readily-accessible, OASIS-based transmission access. In addition, coordination will be further achieved through the utilization by New RC's subsidiaries, of the services of CRP which will be renamed after the consummation of the Transaction.

          The Delmarva gas system will also result in a separate integrated gas utility system and is a permissible additional system under Section 11(b)(1)A-C (the "ABC clauses") and the Commission's order in the Conectiv Merger Order.

Service Company Arrangements

          Applicants seek approval to either (a) extend the administrative, management and support services currently provided by CRP to the Conectiv system companies to all system companies after consummation of the Transaction or (b) create a new system service company as a direct subsidiary of New RC to provide these services, in each case subject to the transition period described below. In either case, the system service company will perform the same services pursuant to the same policies and procedures.

          Pepco currently provides certain services to its subsidiaries. In addition, as noted herein, CRP provides certain services to the Conectiv subsidiaries. The Applicants have not yet completed their analysis of how best to accomplish the goal of centralizing the service functions in the combined company. The Applicants believe that this task is not probably capable of being completed until after the companies are in fact merged. Thus, in order to ensure the transition to a combined company proceeds smoothly and in compliance with applicable laws and regulations, the Applicants propose, initially, that for a transition period of six months, Pepco and/or New RC will continue to provide certain types of services to the Pepco subsidiaries. During the same time period, Pepco and/or New RC will perform certain administrative functions to Conectiv and the Conectiv subsidiaries. Operating services for the Conectiv subsidiaries will continue to be provided by CRP, as they are today. The company providing the service will allocate costs pursuant to the Commission-approved allocation formula.

Other Requests

          In addition, the Applicants seek authority for specified exceptions to the at cost rules with respect to the provision of certain types of services, to engage in energy-related activities outside of the United States, and to allocate consolidated tax among the companies within the New RC system pursuant to a Tax Allocation Agreement.



          For the Commission by the Division of Investment Management, pursuant to delegated authority.